207 774-1200 main 207 774-1127 facsimile bernsteinshur.com 100 Middle Street PO Box 9729 Portland, ME 04104-5029

VIA EDGAR

December 29, 2014

Ms. Catherine C. Gordon

Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cross Shore Discovery Fund (“Fund”)
File No. 811-22976/ 33-196691

Dear Ms. Gordon:

We are in receipt of your comment letter, dated July 11, 2014 (the “Comment Letter”), regarding the staff’s review of the Fund’s registration statement on Form N-2 to register Institutional Shares. We want to thank you for your comments to the initial registration statement (the “Registration Statement”). We found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you posed in the Comment Letter, immediately followed by our response and corrective actions taken (if applicable). For ease of reference, we have followed the same format and numbering system utilized in the Comment Letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition to the information provided below, we also wanted to take this opportunity to inform you that the Fund may, in the future, submit an exemptive application to seek an order from the SEC (i) pursuant to Section 6(c) of the 1940 Act for an exemption from Sections 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act ;and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of Shares and to impose asset-based distribution fees and early withdrawal charges. Please see our response to Comment 3 below for further information.

BERNSTEIN, SHUR, SAWYER & NELSON, P.A. | Portland, ME | Augusta, ME | Manchester, NH

December 29, 2014

In addition to the information provided below, we also wanted to take this opportunity to inform you that the Trust expects to request acceleration of the effective date of the pre-effective amendment to its Registration Statement filed in response to the comments/questions set forth in the Comment Letter. In conjunction with this request for acceleration, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed in the Comment Letter and Our Responses:

Preliminary Prospectus

Principal Investment Strategy (p.i)

Comment 1. The prospectus states that the “[t]he Fund’s investment objective is to seek superior risk-adjusted rates of return over a full market cycle, with limited capital draw downs.” Disclose what is meant by the terms “superior” and “limited”. Include the definition of “risk-adjusted” that appears later in the text within closer proximity to the first use of the term. Also disclose that any effort to manage risk does not imply low risk or no risk.

Response 1. The disclosure in paragraph 2 of the cover page of the Prospectus has been divided into two paragraphs and has been revised to read as follows (new disclosure is underlined):

The Fund’s investment objective is to seek rates of return over a full market cycle that exceed the average rate of return of the HFRI Equity Hedge Fund Index with capital draw downs and overall volatility less than broad U.S. equity market indices. A capital draw down is a period during which the Fund’s net asset value (the “NAV”) is below its most recent, highest NAV. The HFRI Equity Hedge Fund Index, an equally weighted performance index, consists of investment managers who maintain positions both long and short in primarily equity and equity derivative securities.

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In order to achieve its investment objective, the Adviser allocates the Fund’s assets among Portfolio Funds whose investment managers generally manage less than $1 billion in assets at the time of the Fund’s investment, employ a long/short equity strategy and have a minimum of five years’ experience in equity research or portfolio management. The Fund cannot guarantee that its investment objective will be achieved or that its investment program will be successful.

Conforming changes have been made to similar disclosure included in other sections of the Preliminary Prospectus and SAI.

The first full paragraph on page ii which describes the general risks of investing in the Fund has been revised as follows to address the concept that management of investment risk does not imply low risk or no risk (new disclosure is underlined):

Investing in the Fund is speculative, involves significant risk and is not suitable for all investors. It is possible that you may lose some or all of your investment and attempts by the Fund to manage the risks of investing in Portfolio Funds does not imply that your investment in the Fund is low risk or without risk. An investment in the Fund is illiquid and is not suitable for you if you need access to the money you invest. You may not have access to the money you invest for an indefinite period of time and you should not expect to be able to sell your Shares regardless of how your investment in the Fund performs. You do not have the right to require the Fund to redeem or repurchase your Shares although the Fund may periodically offer to repurchase Shares on such terms as may be determined by the Fund’s Board of Trustees (“Board”). Shares are not, and are not expected to be, listed for trading on any securities exchange. To the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Shares. Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Declaration of Trust. Because you may not be able to sell your Shares, you will not be able to reduce your investment exposure to the Fund on any market downturn. See “Investment Risks.”

Conforming changes have been made to other applicable sections of the Preliminary Prospectus.

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COMMENT 2. Disclose that the “Portfolio Funds” are not registered under the Company Act and that the fund will principally invest in Portfolio Funds organized outside the United States.

RESPONSE 2. The initial paragraph on page i has been revised to read as follows (new disclosure is underlined):

Cross Shore Discovery Fund (“Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940 (“1940 Act”) as a non-diversified, closed-end management investment company. The Fund invests substantially all of its assets in private investment vehicles or “hedge funds” (“Portfolio Funds”) managed by a variety of different investment managers. The Portfolio Funds are not registered under the 1940 Act and the Fund will principally invest in Portfolio Funds organized outside of the U.S.

Conforming changes have been made to other applicable sections of the Preliminary Prospectus and SAI.

Prospectus Summary

COMMENT 3: The paragraph under “The Offering - Other Classes of Shares” on page 1 states that “the Fund intends to seek exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) to offer classes of Shares with terms different from those described herein.” Confirm whether the Fund intends to offer debt or preferred securities within 12 months of effectiveness. If so, provide appropriate disclosure. We may have additional comments depending on response.

RESPONSE 3: The disclosure regarding “Other Classes of Shares” has been deleted. Management of the Fund is still evaluating whether or not to offer multiple classes of the Fund. If Management determines to offer additional classes, the Fund shall seek an order from the SEC (i) pursuant to Section 6(c) of the1940 Act for an exemption from Sections 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act ;and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of Shares and to impose asset-based distribution fees and early withdrawal charges with respect to certain classes.

Any relief requested by the Fund will be consistent with the ample precedent for the implementation of a multi-class system and the imposition of asset-based distribution fees by registered closed-end funds.1 After receipt of the requested relief, the Fund will file an amendment to its registration statement to one or more additional classes.

[1]	See Total Income + Real Estate Fund, et al., Investment Co. Act Rel. No. 30859 (January 15, 2014)(Notice) and Investment Co. Act Rel. No. 30912 (February 11, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel. No. 30860 (January 15, 2014)(Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order)Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).

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COMMENT 4: The second paragraph under “Investment Strategies” on page 3 states that the “[t]he Fund seeks to invest at least 80% of its total assets in Portfolio Funds….” Disclose that the 80% value includes net assets plus borrowings for investment purposes.

RESPONSE 4: Rule 35d-1 under the 1940 Act requires a registered investment company with a name suggesting that the investment company invests in a particular type of investment or investments, or in investments in a particular industry or group of industries (collectively, “Specific Investments”) to adopt a policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings in the Specific Securities. Since the Fund’s name does not suggest that it invests in Portfolio Funds, the Fund is not required to operate pursuant to a policy requiring it to invest 80% of net assets plus borrowing in Portfolio Funds. Accordingly, we have not incorporated the suggested disclosure.

COMMENT 5: With respect to the discussion of the Fund’s investments in Derivatives on paragraph 3 under “Investment Strategies”, in your response letter, acknowledge the comments and concerns raised in Letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

RESPONSE 5: We have reviewed the comments and concerns raised in the Letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”) and acknowledge the comments and concerns raised therein. Consistent with the guidance set forth in the Derivatives Letter, we have revised the Prospectus Summary, Principal Investment Strategies and Principal Risks sections to with updated strategy and risk disclosure regarding the Portfolio Funds’ use of derivatives and these revisions are summarized in Attachment A.

Prospectus Summary - Principal Risks

COMMENT 6: On page 4, the Fund states that “[i]nvestment in the Fund involves significant risk.” Insert the phrase “is speculative and” between the words “Fund” and “involves.” Disclose in this section also that the Fund is not suitable for all investors.

RESPONSE 6: The disclosure has been revised to read as follows. “An investment in the Fund is speculative, involves significant risk and is not suitable for all investors.”

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Conforming changes have been made to other applicable sections of the Preliminary Prospectus.

COMMENT 7: In the “Derivatives Risk” heading, the prospectus states “[t]he use of Derivatives can lead to losses, including those magnified by leverage, particularly when Derivatives are used to enhance return rather than to offset risk.” [Emphasis added.] Provide a basis for the statement highlighted.

RESPONSE 7: Please see Response 5. The referenced disclosure has been deleted.

COMMENT 8: Consistent with item 3, disclose the risks relating to the specific types of Derivatives contemplated by the Fund.

RESPONSE 8: Please see Response 5.

Use of Proceeds (p. 16)

COMMENT 9: The paragraph states “[t]hese proceeds will be invested as soon as possible.” Disclose how long it is expected to take to deploy the proceeds. See Item 7.3 of Form N-2.

RESPONSE 9: The disclosure has been revised to read as follows (new disclosure is underlined): “These proceeds are invested as soon as possible (and not later than 3 months) after their receipt consistent with market conditions and the availability of suitable investments.”

Investment Strategies (pp. 16-20)

COMMENT 10: The prospectus states that “[t]o facilitate compliance with the Code provisions applicable to RICs, the Fund will principally invest in Portfolio Funds organized outside of the U.S.” Describe the Code provisions referenced and disclose how such investment in Portfolio Funds organized outside the U.S. is relevant to the Code provision and to the Fund. Alternatively, reference the relevant tax discussion.

RESPONSE 10: The disclosure has been revised to read as follows (new disclosure is underlined): “To facilitate compliance with the Code provisions applicable to RICs, the Fund principally invests in Portfolio Funds organized outside of the U.S. (see, “Certain Tax Considerations – Taxation as a RIC”).

We have also revised the fourth paragraph of the section entitled “Certain Tax Considerations – Taxation as a RIC” to read as follows (new disclosure is underlined):

To facilitate compliance with the RIC tax requirements, the Fund intends to invest principally in “passive foreign investment companies” or

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“PFICs.” A PFIC is an offshore investment fund that is treated as a corporation for U.S. tax purposes. Subchapter M of the Code does not require the Fund to look through to the underlying investments held in the portfolios of PFICs in order to determine compliance with the RIC Tests. Investments in PFICs may involve costs, including withholding taxes that the Fund would not incur if it invested in U.S. domestic investment funds. Also, legislation enacted on March 18, 2010, commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA,” generally will require a PFIC to register with the IRS by June 30, 2014 and agree to identify certain of its direct and indirect U.S. account holders in order to avoid a U.S. withholding tax of 30% on certain payments (including payments of gross proceeds) made with respect to actual and deemed U.S. investments.

Conforming changes have been made to other applicable sections of the Preliminary Prospectus and the SAI.

COMMENT 11: Disclose the risks associated with the “Relative Value”, “Event Driven”, “Fundamental” and “Directional Trading” approaches disclosed under the “Portfolio Funds” paragraph on page 17.

RESPONSE 11: The Long/Short Equity Strategy Risk disclosure has been revised to read as follows:

•	Long/Short Equity Strategy Risk. The success of a long/short equity strategy is contingent upon an Investment Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with the highest probability of failure (short positions). Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the equity securities utilized to implement the strategy.

Investment Managers may utilize a variety of approaches and techniques to implement their long/short equity strategies including the: (1) Relative Value Approach; (2) Event Driven Approach; (3) Fundamental Long/Short Approach; and (4) the Directional Trading Approach. These approaches involve the following risks:

Relative Value Approach Risk. The success of the Relative Value Approach is contingent upon an Investment Manager’s ability to identify pricing discrepancies amongst Equity Securities or groups of Equity Securities and to successfully implement long and short

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equity positions based on such discrepancies. If perceived pricing discrepancies do not materialize or if the Investment Manager fails to correctly exploit the pricing discrepancies, a substantial loss may result.

Event Driven Approach Risk. The success of the Event Driven Approach is contingent upon an Investment Manager’s ability to timely identity potential corporate events and to successfully implement long and short equity positions based on the impact that such events will have on the underlying issuers. If a predicted corporate event does not occur or does not have the impact predicted, a substantial loss may occur.

Fundamental Long/Short Approach. The success of the Fundamental Long/Short Approach is contingent upon an Investment Manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and to successfully implement long or short equity positions in those securities based on perceived future price movements of such securities. If the Investment Manager’s perception of an equity’s valuation or its future price is incorrect, a substantial loss may result.

Directional Trading Approach Risk. The success of the Directional Trading Approach is contingent upon an Investment Manager’s ability to predict the effect of economic and political changes on the valuation of Equity Securities and to successfully implement long or short equity positions in those securities based on such predictions. If the Investment Manager’s prediction regarding the effect of economic and political changes on Equity Securities is incorrect, a substantial loss may result.

Conforming changes have been made to other applicable sections of the Preliminary Prospectus.

COMMENT 12: The disclosure states that “[t]he Fund may enter into a credit facility with a third-party lender to facilitate borrowing.” If the Fund intends to use leverage, include the relevant tabular presentation and related disclosure. See Item 8. 3. b. of N-2.

RESPONSE 12: The Fund does not currently intend to use borrowing for leverage but rather for the following limited purposes: (1) satisfying periodic offers to repurchase Institutional Shares when and if authorized by the Board; (2) paying fees and expenses; and (3) making investments in Portfolio Funds in anticipation of the receipt of subscription funds. We have revised the Prospectus Summary, Investment Strategies and Principal Risk sections to clarify this intent and these revisions are summarized in Attachment B. Consistent with the above and because the purpose of Item 8.3(b) is to disclose the effects of leverage, we believe that adding this disclosure will cause investors to understand that the Fund directly engages in leverage, which is not the case.

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Conforming changes have been made to similar disclosure included in the SAI.

Portfolio Fund Risk (p. 20)

COMMENT 13: Include the following Fund of Funds disclosure, if appropriate:

a. The Portfolio Funds generally will not be registered as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”).

b. The Fund, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.

c. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Portfolio Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Portfolio Fund’s annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Portfolio Fund’s governing documents), Portfolio Funds are not contractually or otherwise obligated to inform their investors, including the Fund, of details surrounding their investment strategies. This means, for example, that if two or more of the Fund’s Portfolio Funds were to invest significantly in the same company or industry, the Fund’s investments could be “concentrated” in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.

d. A Portfolio Fund Investment Manager may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.

e. The performance of the Fund depends on the success of the Adviser in selecting Portfolio Funds for investment by the Fund and the allocation and reallocation of assets among the Portfolio Funds.

f. Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. As a result, an Investment Manager with positive performance may receive performance compensation from the Fund, as an investor in an underlying Portfolio Fund, and indirectly from its Shareholders, even if the Fund’s overall returns are negative. Investment decisions of the Portfolio Funds are made by the Investment Managers independently of each other so that, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Portfolio Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result.

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g. Because the Fund may make additional investments in or withdrawals from Portfolio Funds only at certain times according to limitations set out in the governing documents of the Portfolio Funds (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Portfolio Fund on behalf of the Fund), the Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

h. The Fund values its investments in Portfolio Funds at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Portfolio Fund in accordance with the Portfolio Fund’s valuation policies and reported at the time of the Fund’s valuation, subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors.

i. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation. Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to a Portfolio Fund until its annual audit is completed. This is especially the case in respect of Portfolio Funds holding volatile or harder to value assets, including those of the type that might underlie a “side-pocket” established by the Portfolio Fund.

RESPONSE 13. The Principal Risks section includes a subsection that describes Fund of Funds Structure Risk as well as a separate subsection that describes Portfolio Fund Risk. The disclosure included in the Fund of Funds Structure Risk is intended to focus on the structural risks applicable to investing in the Portfolio Funds while the disclosure included in the Portfolio Fund Risk subsection is intended to focus on the risks associated with the investment strategies employed and the investments held by the Portfolio Funds. We have revised the disclosures in each of these sections to: (1) be more consistent with their intended focus; and (2) incorporate concepts set forth in your comment that were not otherwise previously incorporated into these sections. The revised disclosures are included in Attachment C. Similar changes have been incorporated into the Fund of Funds Structure Risk and Portfolio Fund Risk items contained in the Principal Risks section of the Prospectus Summary.

Fundamental Policies

COMMENT 14: Item (i) states that the fund “[m]ay borrow money or issue any senior security to the extent permitted under the Investment Company Act…” Explain in this section what is permitted by such applicable laws. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

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RESPONSE 14: The Preliminary Prospectus does not include a section entitled “Fundamental Policies.” The Investment Policies and Practices section of the SAI does include a subsection entitled “Fundamental Policies” and we have added the following disclosure to the end of that subsection:

Under the current provisions of the 1940 Act, the Fund may not: (1) borrow money in excess of 33 1/3% of the value of the Fund’s total assets; (2) issue a class of senior securities that is indebtedness in excess of 33 1/3% of the value of the Fund’s total assets; and (3) issue a class of senior securities that is stock in excess of 50% of the value of the Fund’s total assets.

Resale of Institutional Shares by Selling Shareholders (p.30)

COMMENT 15: The third paragraph states “[e]ach of the QP Partnership and the Adviser acquired their Institutional Shares at NAV per Institutional Share which was calculated consistent with the Fund’s Valuation Policy... [a]lso, these acquisitions were each made pursuant an exemption from registration under the 1933 Act.” Describe the exemption referenced and provide an explanation of how the exemption is relevant to the Fund’s situation.

RESPONSE 15: The third paragraph has been revised to read as follows (new disclosure is underlined):

Each of the QP Partnership and the Adviser acquired their Institutional Shares at NAV per Institutional Share which was calculated consistent with the Fund’s Valuation Procedures. See “Calculation of Net Asset Value.” Since Institutional Shares acquired by the QP Partnership and the Adviser were not registered under the 1933 Act at the time of acquisition, these transactions were affected pursuant to Section 4(a)(2) of the 1933 Act which exempts transactions by an issuer not involving any public offering.

Conforming changes have been made to similar disclosure included in the SAI.

COMMENT 16: The disclosure states in “The Offering – Resale of Institutional Shares by Selling Shareholders” on page 1 that “this Prospectus also relates to the possible resale by certain of our security holders of up to Institutional Shares that were issued and outstanding prior to the effective date of this Prospectus (the “Selling Shareholders”).” However, the disclosure accompanying the table on page 31 appears to contradict that statement by stating that “[f]or purposes of this table, it is assumed that the Institutional Shares held by the Selling Shareholders are not sold because: (i) the Selling Shareholders do not have the right to require the Fund to redeem or repurchase these Shares and (ii) these Shares are subject to substantial restrictions on transferability and resale and may not be transferred or sold except as permitted under the Fund’s Declaration of Trust.” Confirm whether the Fund will offer securities for the accounts of shareholders. Depending on the response, we may have further questions.

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RESPONSE 16: The Fund intends to offer the resale of Institutional Shares by the Selling Shareholders because the Selling Shareholders desire to hold registered vs. unregistered securities of the Fund. The Selling Shareholders are acquiring the Institutional Shares for investment purposes only and not with any view toward a resale or distribution thereof. Institutional Shares are illiquid and are subject to substantial restrictions on transferability. If the Selling Shareholders ultimately decide to liquidate their Institutional Shares in the future, they expect to do so by tendering the Institutional Shares back to the Fund in connection with repurchase offers when and if authorized by the Board. Based on the above, the footnote to the table on page 31 has been revised to read as follows (new disclosure is underlined):

For purposes of this table, it is assumed that the Institutional Shares held by the Selling Shareholders are not sold. The Fund does not expect the Selling Shareholders to re-sell their interests in the Institutional Shares to third parties because: (1) the Selling Shareholders acquired the Institutional Shares for investment purposes only and not with any view toward a resale thereof; and (2) the Institutional Shares are subject to substantial restrictions on transferability. Also, the Selling Shareholders have confirmed that they expect to complete any liquidation of their interests in Institutional Shares through participation in repurchase offers by the Fund when and if authorized by the Board and no repurchases offers are expected to be authorized by the Board with a Valuation Date prior to June 30, 2015.

Further, in response to an additional question posed by the staff telephonically, please note that investors purchasing Institutional Shares subsequent to the effective date of the Registration Statement will not be impaired by any income, realized capital gain or unrealized capital gain generated by the Fund’s portfolio during the period commencing January 1, 2015, the Fund’s commencement of operations, through January 31, 2015, the end of the Fund’s initial tax year (the “Period”). At the end of the Period, the Fund will calculate the tax impact for the Period and record a liability on the books of the Fund. This tax liability will include any appreciation of the Fund’s interests in the Portfolio Funds because the Fund will elect to mark to market its interests in the Portfolio Funds as of the end of each tax period. The tax liability to be recorded will be posted prior to any investments made by public investors and will include the fees to be paid to the Fund’s independent public accountants for preparing the Fund’s income tax return for the Period. Consequently, all public investors will purchase the Fund at a net asset value that includes the impact of the Period’s tax liability. Moreover, since the Fund will have calculated its tax liability for the Period by marking to market its interests in the Portfolio Funds, the Fund’s adjusted tax basis in the Portfolio Funds will be equal to the market value thereof as of January 31, 2014.

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COMMENT 17-1: Consider the application of Section 17(a) of the 1940 Act to the transaction between the Fund and Cross Shore QP Partners, LP (the “QP Partnership”) summarized in the “Resale of Institutional Shares by Selling Shareholders” section. Section 17(a) generally prohibits transactions between affiliates. This comment was provided orally by the staff on December 17, 2014.

RESPONSE 17-1: To the extent that the transaction contemplated between the Fund and the QP Partnership is subject to Section 17(a) of the 1940 Act, the Fund intends to rely on the GuideStone Financial, et al. no-action letter (Pub. Avail. December 27, 2006) (“GuideStone”).

In GuideStone, the staff provided no-action relief from Section 17(a)(1) of the 1940 Act with respect to the transfer by each of several unregistered funds (each an “Unregistered Fund”) exempt from registration as investment companies pursuant to section 3(c) of the 1940 Act (each an “Unregistered Fund”) of all of its assets to a corresponding, newly created series of an affiliated investment company registered under the 1940 Act (each a “Corresponding Fund”) in exchange for shares of the Corresponding Fund. Each Unregistered Fund and its Corresponding Fund may have been deemed to be affiliates because they may have been deemed to be under the common control of GuideStone Financial Resources of the Southern Baptist Convention. Each Unregistered Fund and Corresponding Fund shared the same objective, investment policies and portfolio managers. The transaction contemplated between the Fund and the QP Partnership is, in all material respects, similar to those subject to GuideStone. On January 2, 2015 (“Commencement of Operations”), the Cross Shore Discovery Fund, LTD (the “Predecessor Fund”) will terminate and distribute its assets (after the payment of all remaining liabilities and obligations and the establishment of any reserves) to its sole shareholder, the QP Partnership. On that same date, the QP Partnership will contribute these assets (interests in private hedge funds (the “Assets”)) to the Fund in return for more than 80% of the ownership interests in the Fund. The Fund and the Predecessor Fund, a private investment company that operates under an exemption from registration under the 1940 Act pursuant to Section 3(c)(7) thereunder, share the same portfolio managers and their investment objective and investment policies are, in all material respects, the same. The Fund, the Predecessor Fund and the QP Partnership may be deemed to be under common control and thus affiliates because they share a common investment adviser, Cross Shore Capital Management, LLC.

Except as otherwise noted below, the transaction contemplated between the Fund and the QP Partnership (the “Transaction”) is consistent with the representations made in GuideStone and will comply with the provisions of Rule 17a-7 and Rule 17a-8 (as these provisions apply to a merger between an unregistered fund that is eligible to rely on the rule and a registered investment company) as follows:

(1) The Transaction will comply with the terms of paragraphs (c)-(g) of Rule 17a-7 under the 1940 Act. With respect to paragraph (b) of Rule 17a-7, the Fund will value the Assets to be received in-kind from the QP Partnership consistent with its Valuation

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Procedures which have been approved by the Fund’s Board of Trustees (the “Board”), including a majority of the Trustees who are not interested persons of the Fund or the QP Partnership (the “Independent Trustees”). The Valuation Procedures require that the Assets be valued at their fair value which generally will be the price provided by each hedge fund’s administrator which shall be independent of the hedge fund’s manager. The Valuation Procedures also require the Adviser to conduct due diligence of each hedge fund prior to the Fund’s acquisition of interests therein to confirm, among other things, that the private fund’s valuation procedures comply with Generally Accepted Accounting Principles.

(2) While the provisions of Rule 17a-8 are not technically applicable to the Transaction as the Transaction does not involve a “merger” (as that term is defined in the Rule) between the Fund and the QP Partnership, the Board and the Independent Trustees have determined that the Transaction is in the best interests of the Fund. The Adviser, consistent with its fiduciary duty, has also determined that the Transaction is in the best interests of the QP Partnership.

The Adviser will be the only Fund shareholder at the time of the Transaction as it contributed the $100,000 initial seed funding. The Transaction will not dilute the Adviser’s interests in the Fund because the Assets will be valued consistent with the Fund’s Valuation Procedures and the number of shares to be issued to the QP Partnership will be based on the Fund’s net asset value at the time of the Transaction.

(3) The in-kind consideration to be accepted by the Fund will consist of Assets that are appropriate, in type and amount, for investment by the Fund in light of its investment objective and policies.

(4) The Fund and the QP Partnership maintain, in all material respects, the same procedures for determining the value of the Assets and will follow these procedures to determine the number of Fund shares to be issued to the QP Partnership pursuant to the Transaction.

(5) The Fund will affect the Transaction pursuant to its Rule 17a-7 Procedures and its Valuation Procedures, both of which have been adopted by the Board and are reasonably designed to provide that the Transaction is conducted with items (3) and (4) above;

(6) The Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the Transaction occurred, the first two in an easily accessible place, a copy of its in-kind purchase procedures, as well as other records for the in-kind purchase setting forth a description of the composition of the QP Partnership’s investment portfolio (including each asset value) immediately prior to the in-kind purchase, a description of each Asset delivered in connection with the in-kind purchase, the terms of the in-kind purchases, the information or materials upon which the asset valuations were made, and a description of the composition of the Fund’s investment portfolio (including each asset’s value)one month after the in-kind purchase;

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(7) The Adviser has, consistent with its fiduciary duties, disclosed to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interest between the Adviser and the Fund regarding the Transaction in connection with the Independent Trustees evaluation and approval of the Transaction;

(8) Each of the QP Partnership and the Fund will bear their own costs associated with the Transaction.

Please note that the number of Institutional Shares to be acquired by the QP Partnership pursuant to the Transaction will not be known until late-January 2015 as the Fund does not anticipate receiving December 31, 2014 valuations for the Assets from the hedge fund independent administrators until that time. Upon receipt of these valuations, the Fund will calculate the net asset value of Assets and determine the number of Institutional Shares sold to the QP Partnership pursuant to the Transaction. Accordingly, the Fund intends to incorporate the number of Institutional Shares sold to the QP Partnership pursuant to the Transaction into the Prospectus, where applicable, in a 497 filing.

Cross Shore Discovery Fund – Institutional Shares Performance (p.39)

COMMENT 18: Remove the “Annualized Return” calculations from the performance presentation.

RESPONSE 18: The “Annualized Return” calculations have been removed from the performance presentation.

COMMENT 19: The performance presentation is not consistent with staff guidance. Fund advertisements containing performance data must include quotations of average annual return calculated in accordance with Form N-1A for one, five, and ten year periods or since inception. See Mass Mutual Staff No-Action Letter (Sept. 28, 1995).

RESPONSE 19: Quotations of average annual return calculated in accordance with Form N-1A for the one year and since inception periods have been incorporated into the performance presentation.

COMMENT 20: Confirm whether the Adviser managed any other substantially similar accounts during the performance period.

RESPONSE 20: The Adviser did not manage any other substantially similar accounts during the performance period.

*        *        *         *        *

December 29, 2014

Thank you again for your comments to the initial registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk

December 29, 2014

ATTACHMENT A

PROSPECTUS SUMMARY

1.	The following disclosure regarding the Portfolio Funds’ use of derivatives has been added to the Principal Investment Strategies sub-section:

Derivatives. While a Portfolio Fund generally implements its long/short strategies by investing directly or selling short Equity and Fixed Income Securities, a Portfolio Fund may use derivatives, typically, options on Equity or Fixed Income indices (each an “Index”), futures on Indices and total return swaps involving one or a basket of Equity or Fixed Income Securities, to create synthetic exposure to these Indices/securities for the purposes of increasing portfolio profitability or hedging against certain long/short strategy risks, including short selling risk.

Options. An option contract is a bilateral agreement that permits, but does not obligate, the purchaser, in return for a premium paid to the writer (seller) of the option, to buy an asset from (in the case of a call option) or sell an asset to (in the case of a put option) the writer (seller) at a specific price (the “Strike Price”) on or before the expiration date of the contract. An Investment Manager may purchase a call option or write (sell) a put option on an Index if the Investment Manager expects the value of the Index to increase during the term of the option. Alternatively, an Investment Manager may purchase a put option or write (sell) a call option on an Index if the Investment Manager expects the market value of that Index to decrease during the term of the option. The exercise of an Index option settles in cash. A Portfolio Fund may close out a call or put written on an Index by purchasing a call or put, respectively, on the same Index and with the same Strike Price and expiration date. To close out a position as a purchaser of an Index option, a Portfolio Fund may sell the option previously purchased, although the Portfolio Fund could exercise the option should it deem it advantageous to do so.

Futures. A futures contract is a bilateral agreement where one party agrees to accept delivery/purchase an asset (a long position), and the other party agrees to make delivery/sell the asset (a short position), as called for in the contract, on a specified date and at an agreed-upon price (the “Settlement Price”). An Investment

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Manager may take a long position in an Index futures contract if the Investment Manager expects the value of the Index to increase during the term of the contract. Alternatively, an Investment Manager may take a short position in an Index futures contract if the Investment Manager expects the market value of the Index to decrease during the term of the contract. Futures contracts settle in cash on the Settlement Date. A Portfolio Fund may elect to close a futures position by taking an opposite position, at the then prevailing price, thereby terminating its existing position in the contract.

Swap Agreements. Swap agreements are individually negotiated bilateral contracts created to gain exposure to a variety of different types of investments or market factors. In a total return swap on Equity Securities, one party sells (the “Payor”) to the other party (the “Receivor”) an amount equal to all cash flows from and price appreciation on the Equity Securities during the term of the agreement in return for a payment based on fixed or floating rate and an amount equal to any depreciation on the Equity Securities during the term of the agreement. A Portfolio Fund may elect to participate in a total return swap as “Receivor” if the Investment Manager expects the underlying Equity Securities to increase in value in an amount greater that the fixed rate to be paid under the agreement. Alternatively, a Portfolio Fund may elect to participate in a total return swap as “Payor” if the Investment Manager expects the underlying Equity Securities to decline in value during the term of the agreement but to increase in value over the long term.

2.	The following disclosures regarding the risks of investing in Index Options, Index Futures and Total Return Swaps involving Equity Securities have been added to the Principal Risks - Portfolio Fund Risk sub-section (general risk disclosure regarding derivatives has been deleted):

Futures Risk. The price of an Index futures contract can be highly volatile and is dictated by a variety of factors including the value of the Index, the Settlement Price, the time remaining until the expiration date of the futures contract and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of Index futures. A small investment in a futures contract may have a large impact on the performance of a Portfolio Fund as a futures contract may result in losses in excess of amounts invested. The buyer of an Index future will suffer losses, which may theoretically be unlimited, as the value of the underlying Index declines. The seller of an Index future will suffer losses, which also may theoretically be unlimited, as the value of the Index increases. Because of low margin deposits normally required to participate in futures position, an extremely high level of leverage is typical. As a result, a relatively small price

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movement in an Index futures contract may result in substantial losses to a Portfolio Fund. Changes in the liquidity of Index futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the Index futures. If Index futures cannot be closed out timely due to illiquid secondary markets, losses may result. Potential losses on Index futures contracts are unlimited.

Options Risk. The price of an Index option can be highly volatile and is dictated by a variety of factors including the value of the Index, the Strike Price, the time remaining until the expiration date of the option and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of an Index option. A small investment in an Index option may have a large impact on the performance of a Portfolio Fund as an Index option may result in losses in excess of amounts invested. The seller (writer) of an Index call option assumes the risk of a theoretical unlimited increase in the market value of the Index above the Strike Price. The market for Index options may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of Index options. If Index options cannot be closed out timely due to illiquid secondary markets, losses may result. Potential losses on the purchases of puts and calls are limited to the amount of premium paid. The writing of calls and puts exposes the writer to potential losses that are theoretically unlimited.

Swap Agreements Risk. The price of a total return swap on an Equity Security or basket of Equity Securities can be highly volatile and is dictated by a variety of factors including the value of Equity Securities, the expected total return to be paid to the Receivor, fluctuations in interest rates, the volatility of the Equity Securities and the creditworthiness of the participants. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of these swaps. Each Participant’s investment in the swap is subject to the Equity Risk associated with a direct investment in the Equity Securities. Since the Receivor is obligated to pay the Payor an amount equal to the decline in the value of the Equity Securities during the agreement’s term, the Receivor assumes the risk of a theoretical unlimited decrease in the market value of the securities. Similarly, since the Payor is obligated to pay the Receivor an amount based on the increase in the value of the Equity Securities during the agreement’s term, the Payor assumes the risk of a theoretical unlimited increase in the market value of the

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securities. Participation in a total return swap also involves counterparty credit risk and payments owed to a participant may be delayed or not made consistent with the terms of the swap agreement due to financial issues experienced by a counterparty. If the Receivor is paying a floating rate, the Receivor’s payment will increase as interest rates increase and the amount due to the Payor will decrease as interest rates decrease.

PRINCIPAL INVESTMENT STRATEGIES

The following disclosures regarding the Portfolio Funds’ use of derivatives have been added to the Principal Investment Strategies – Portfolio Funds sub-section:

Derivatives. While a Portfolio Fund generally implements its long/short strategies by investing directly or selling short Equity and Fixed Income Securities, a Portfolio Fund may use derivatives, typically, options on Indices, futures on Indices and total return swaps involving one or a basket of Equity or Fixed Income Securities, to create synthetic exposure to these Indices/securities for the purposes of increasing portfolio profitability or hedging against certain long/short strategy risks, including short selling risk.

Options. An option contract is a bilateral agreement that permits, but does not obligate, the purchaser, in return for a premium paid to the writer (seller) of the option, to buy an asset from (in the case of a call option) or sell an asset to (in case of a put option) the writer (seller) at the Strike Price on or before the expiration date of the contract. An Investment Manager may purchase a call option or write (sell) a put option on an Index if the Investment Manager expects the value of the Index to increase during the term of the option. Alternatively, an Investment Manager may purchase a put option or write (sell) a call option on an Index if the Investment Manager expects the market value of that Index to decrease during the term of the option. If the Strike Price of a call option is less than value of the Index, the purchaser may exercise the option and receive a cash amount from the seller equal to the difference between the Strike Price and the closing price of the Index, multiplied by a factor (typically $100), on the date of exercise. If the Strike Price of a put option exceeds the value of the Index, the purchaser may exercise the option and receive a cash amount from the seller equal to the difference between the exercise price and the closing price of the Index, multiplied by a factor (typically $100), on the exercise date.

A Portfolio Fund may close out a call or put written on an Index by purchasing a call or put, respectively, on the same Index and with the

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same Strike Price and expiration date. To close out a position as a purchaser of an Index option, a Portfolio Fund may sell the option previously purchased, although the Portfolio Fund could exercise the option should it deem it advantageous to do so.

Futures. A futures contract is a bilateral agreement where one party agrees to accept delivery/purchase an asset (a long position), and the other party agrees to make delivery/sell the asset (a short position), as called for in the contract, on a specified date and at the Settlement Price. A futures contract on an Index involves the delivery of an amount of cash equal to a specified dollar amount (e.g. $500 for S&P 500 futures) times the difference between the Index value at the close of trading of the contract and the price at which the futures contract was originally struck. An Investment Manager may take a long position in a futures contract if the Investment Manager expects the value of the Index to increase during the term of the contract. Alternatively, an Investment Manager may take a short position in a futures contract if the Investment Manager expects the market value of the Index to decrease during the term of the contract. Futures contracts settle in cash on the Settlement Date. Generally, futures contracts are closed out prior to their expiration date. A Portfolio Fund may elect to close a futures position by taking an opposite position, at the then prevailing price, thereby terminating its existing position in the contract.

PRINCIPAL RISKS

The following disclosures regarding the risks of investing in Index Options, Index Futures and Total Return Swaps involving Equity Securities have been added to the Principal Risks – Portfolio Fund Risk sub-section (general risk disclosure regarding derivatives has been deleted):

Futures Risk. The price of an Index futures contract can be highly volatile and is dictated by a variety of factors including the value of the Index, the price at which the contract will be settled, the time remaining until the expiration date of the futures contract and the volatility of the Index.

There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of Index futures. If a Portfolio Fund invests in Index futures at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the futures may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index futures do not offset losses incurred by the Portfolio Fund on other portfolio investments.

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Changes in the liquidity of futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the futures. It is also possible that the Commodity Futures Trading Commission may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. If Index futures cannot be closed out timely due to illiquid secondary markets, losses may result.

A small investment in a futures contract may have a large impact on the performance of a Portfolio Fund as a futures contract may result in losses in excess of amounts invested. The buyer of an Index future will suffer losses, which are theoretically unlimited, as the value of the underlying Index declines. The seller of an Index future will suffer losses, which also are theoretically unlimited, as the value of the Index increases. Because of low margin deposits normally required to participate in futures position, an extremely high level of leverage is typical. As a result, a relatively small price movement in an Index futures contract may result in substantial losses to a Portfolio Fund. The market for Index futures may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of the Index futures.

Options Risk. The price of an Index option can be highly volatile and is dictated by a variety of factors including the value of the Index, the Strike Price, the time remaining until the expiration date of the option and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of an Index option. If a Portfolio Fund invests in Index options at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the options may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index options do not offset losses incurred by the Portfolio Fund.

A small investment in an Index option may have a large impact on the performance of a Portfolio Fund as an Index option may result in losses in excess of amounts invested. The buyer of Index call and put option risks losing the entire premium paid to purchase the options. The seller (writer) of an Index call option assumes the risk of a

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theoretical unlimited increase in the market value of the Index above the Strike Price. The seller (writer) of an Index put option assumes the risk of a theoretical unlimited decline in the market value of the Index above the Strike Price.

The market for Index options may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of Index options. If Index options cannot be closed out timely due to illiquid secondary markets, losses may result.

Swap Agreements Risk. The price of a total return swap on an Equity Security or basket of Equity Securities can be highly volatile and is dictated by a variety of factors including the value of Equity Securities, the expected total return to be paid to the Receivor, fluctuations in interest rates, the volatility of the Equity Securities and the creditworthiness of the participants. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of such swaps.

Each Participant’s investment in the swap is subject to the Equity Risk associated with a direct investment in the Equity Securities. Since the Receivor is obligated to pay the Payor an amount equal to the decline in the value of the Equity Securities during the agreement’s term, the Receivor assumes the risk of a theoretical unlimited decrease in the market value of the securities. Similarly, since the Payor is obligated to pay the Receivor an amount based on the increase in the value of the Equity Securities during the agreement’s term, the Payor assumes the risk of a theoretical unlimited increase in the market value of the securities.

Participation in a swap agreement also involves counter-party risk and payments owed to a Portfolio Fund may be delayed or not made consistent with the terms of the swap agreement due to financial issues experienced by a counterparty. If a counter-party to a swap agreement defaults, a Portfolio Fund’s only recourse is to pursue contractual remedies against the counterparty which may be unsuccessful.

If the Receivor is paying a floating rate, the Receivor’s payment will increase as interest rates increase and the amount due to the Payor will decrease as interest rates decrease.

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ATTACHMENT B

PROSPECTUS SUMMARY

1.	The following new sub-section has been added regarding the Fund’s and the Portfolio Funds’ borrowing for non-leverage purposes:

Borrowing (For Non-Leverage Purposes)

The Fund has the authority to borrow money. Generally, such borrowing will be limited to 25% of the Fund’s total assets at the time of the borrowing. The Fund may enter into a credit facility with a third-party lender to facilitate borrowing. The Fund currently intends to utilize credit facilities for: (1) satisfying periodic offers to repurchase Institutional Shares when and if authorized by the Board; (2) paying fees and expenses; and (3) making investments in anticipation of the receipt of subscription funds.

The Portfolio Funds may also borrow money for similar and other non-leverage purposes and may pledge their assets as collateral for such loans.

2.	The Leverage sub-section has been modified to be Portfolio Funds specific and has been revised to read as follows:

The Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including using margin (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy Equity and Fixed Income Securities) selling short Equity and Fixed Income Securities, using derivatives and participating in other forms of direct and indirect borrowing. If a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed and leverage may result in a Portfolio Fund controlling more assets than the Portfolio Fund has equity.

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3.	The Leverage Risk bullet included in the Principal Risks subsection has been renamed Borrowing Risk (For Non-Leverage Purposes) and has been revised to read as follows:

The rights of creditors to the assets of a debtor are senior to those of equity investors. As a creditor, a third-party lender would have a first priority claim on any cash and assets held by the Fund, which could reduce or eliminate the liquidity available for periodic repurchase offers, when and if approved by the Board.

Similar disclosure has been added under the Portfolio Fund Risk bullet.

4.	The Leverage Risk disclosure set forth under Portfolio Fund Risk bullet has been revised to read as follows:

The use of leverage by a Portfolio Fund can substantially increase the adverse impact of the risks of investing in the Portfolio Fund and can result in substantial losses to the Portfolio Fund. In particular, the leverage may result in: (i) margin calls or the imposition of interim margin requirements as markets move against investments made with borrowings and premature liquidations of investment positions; and (ii) a decrease in the value of Portfolio Fund’s net assets if income and appreciation on investments made with borrowed funds are less than the required interest payments on borrowings.

PRINCIPAL INVESTMENT STRATEGIES

1.	A new Borrowing (For Non-Leverage Purposes) subsection has been added and includes the following disclosure:

The Fund has the authority to borrow money. Generally, such borrowing will be limited to 25% of the Fund’s total assets at the time of the borrowing.

The Fund may enter into a credit facility with a third-party lender to facilitate borrowing. The Fund currently intends to utilize credit facilities for: (1) satisfying periodic offers to repurchase Institutional Shares when and if authorized by the Board; (2) paying fees and expenses; and (3) making investments in anticipation of the receipt of subscription funds. Although the Fund does not anticipate using borrowings for other purposes, the Fund reserves the right in the future to utilize credit facilities for other purposes it may deemed appropriate. The Fund may pledge its assets to the third-party lender as collateral for such a credit facility.

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The Portfolio Funds may also borrow for similar and other non-leverage purposes and may pledge their assets as collateral for such loans.

2.	The Leverage subsection has been revised to read as follows:

The Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including using margin (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy Equity and Fixed income securities), selling short Equity and Fixed Income Securities short, using derivatives and participating in other forms of direct and indirect borrowing. If a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed and leverage may result in a Portfolio Fund controlling more assets than the Portfolio Fund has equity. A Portfolio Fund’s returns will increase if the Portfolio Fund earns a greater return on investments purchased with borrowed funds than the cost of borrowing such funds.

PRINCIPAL RISKS

1.	The Leverage Risk subsection has been renamed Borrowing Risk (For Non-Leverage Purposes) and has been revised to read as follows:

As a creditor, the third-party lender would have a first priority claim on any cash and assets held by the Fund, which could reduce or eliminate the liquidity available for periodic repurchase offers, when and if approved by the Board.

In the event that a credit facility utilized by the Fund is terminated by the third-party lender, the Fund may be required to liquidate investments and may be forced to sell investments at unfavorable prices in order to repay outstanding borrowings. The rights of creditors to the assets of a debtor are prior to those of equity investors.

Similar disclosure has been added under the Portfolio Fund Risk bullet.

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2.	The Leverage Risk disclosure set forth under Portfolio Fund Risk subsection has been revised to read as follows:

The use of leverage by a Portfolio Fund can substantially increase the adverse impact of the risks of investing in the Portfolio Fund and can result in substantial losses to the Portfolio Fund. In particular, the leverage may result in: (i) margin calls or the imposition of interim margin requirements as markets move against investments made with borrowings and premature liquidations of investment positions; and (ii) a decrease in the value of Portfolio Fund’s net assets if income and appreciation on investments made with borrowed funds are less than the required interest payments on borrowings.

In an unsettled credit environment, an Investment Manager may find it difficult or impossible to obtain leverage and a Portfolio Fund may not be able to successfully implement its long/short equity strategy without leverage. In addition, the termination of a loan or line of credit on short notice by the lender could result in premature liquidations of investment positions at prices below what the Investment Manager deems to be fair value for the positions.

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ATTACHMENT C

PRINCIPAL RISKS

1.	The Principal Risks - Fund of Funds Structure Risk sub-section has been revised to read as follow:

Fund of Funds Structure Risk – Generally, the Portfolio Funds are not registered as investment companies under the 1940 Act. Accordingly, the Fund, as an investor in these Portfolio Funds, will not have the benefit of protections afforded by the 1940 Act to investors in registered investment companies. The following additional risks are relevant to the Fund’s implementation of the fund of funds structure:

•	Control Risk. The Adviser will not have control of, or have the ability to exercise influence over, the trading policies or strategies of a Portfolio Fund. A Portfolio Fund may fail to pursue its investment objective and strategies and the Portfolio Fund’s strategies may change and it may not use the same trading method in the future that was used to compile performance histories. Investment decisions of the Portfolio Funds are also made independently of each other so that, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Portfolio Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result.

•	Custody Risk. A Portfolio Fund may not be required to or may not custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold Portfolio Fund assets.

•	Expense Layering Risk. In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Portfolio Fund, including its allocable share of the management and incentive compensation paid to an Investment Manager. As a result, the Fund’s investments in the Portfolio Funds may result in the Fund paying higher expenses than other funds with similar investment objectives and strategies or if it invested directly in the securities held by the Portfolio Funds.

Also, each Investment Manager generally will be entitled to receive a management fee of between 1% and 2% and a performance-based allocation, expected to range up to 20% of a Portfolio Fund’s net profits. Each Investment Manager may receive performance

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compensation based on its individual performance, irrespective of the Fund’s overall performance. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain Investment Managers even during a period when the Fund, overall, is incurring significant losses.

•	Foreign Organization Risk. The Fund principally invests in Portfolio Funds organized outside of the U.S. and these Portfolio Funds may operate under regulatory infrastructures that are less stringent than those governing domestic Portfolio Funds. Further, it may be more difficult or impossible to effect service of process on the Portfolio Funds, enforce judgments against the Portfolio Funds obtained in U.S. courts and based on U.S. securities laws, bring an original action in foreign court to enforce liabilities of the Portfolio Funds based on U.S. securities laws, and to bring claims on behalf of shareholders of the Portfolio Funds. See also “Portfolio Funds Risk – Foreign Investment Risk” below.

•	Implementation Risk. The performance of the Fund depends on the success of the Adviser in selecting Portfolio Funds for investment and the allocation and reallocation of assets among those Portfolio Funds. The performance of the Fund also depends upon the success of the Investment Managers in implementing the long/short equity strategies of the Portfolio Funds.

•	Limited Voting Rights Risk. If the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Portfolio Fund.

•	Liquidity Risk. The Fund’s interests in Portfolio Funds are illiquid and subject to substantial restrictions on transfer. The Fund may not be able to acquire initial interests (or additional interests) in a Portfolio Fund or withdraw all or a portion of its investment from a Portfolio Fund promptly after it has made a decision to do so because of limitations set forth in that fund’s governing documents (or in such negotiated “side letter” or similar arrangement as the Adviser may be able to negotiate on behalf of the Fund). certain Portfolio Funds may: (1) impose lock-up periods or periods during which an investor may not redeem its investment; (2) impose gates or limitations on the size of an investment withdrawal by an individual investors or by investors, collectively during a specific period; and/or (3) assess fees on investment withdrawals. With respect to purchases, the Fund may have to invest some of its assets temporarily in money market securities until it is possible to acquire initial or additional interests in a Portfolio Fund.

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•	Operational Risk. Certain Portfolio Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies. Certain Portfolio Funds are associated with start-up operational risks such as limited operating histories, management with limited business management experience and insufficient resources to implement best practices with respect to the firm’s infrastructure, operational processes or risk management tools.

•	Transparency Risk. Portfolio Funds typically provide limited portfolio information. A Portfolio Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Portfolio Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Portfolio Funds’ annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Portfolio Funds’ governing documents), Portfolio Funds are not contractually or otherwise obligated to inform their investors, including the Fund, of details surrounding their investment strategies. This may result in a Portfolio Fund using investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. For example, if two or more Portfolio Funds were to invest significantly in the same company or industry, the Fund’s investments could be “concentrated” in the same company or industry without the Adviser having the opportunity to assess the risks of such concentration. Absent the availability of strategy and investment details, the Fund may not be in a position to timely liquidate interests in a Portfolio Fund as changes to the Portfolio Fund’s strategies and investments change over time.

•

Valuation Risk. Ordinarily, the Adviser will fair value the Fund’s investment in a Portfolio Fund as of each month-end using the value reported for that date provided by the Portfolio Fund in accordance with procedures established by the Board. Because the valuations of the Portfolio Funds are unaudited (except for those provided for the Portfolio Fund’s fiscal year end), the Adviser, however, will not generally be able to independently confirm the accuracy of the

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valuations provided by the Portfolio Funds. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation. Revisions to the gain and loss calculations of each Portfolio Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to a Portfolio Fund until its annual audit is completed.

2.	The Principal Risks - Portfolio Fund Risk section has been revised to read as follows:

Portfolio Fund Risk. The Fund’s investment in the Portfolio Funds subjects shareholders to the following investment risks and may result in a decline in the value of the Portfolio Funds:

•	Borrowing Risk (For Non-Leverage Purposes). As a creditor, a third-party lender has a first priority claim on any cash and assets held by a Portfolio Fund. In the event that a credit facility utilized by a Portfolio Fund is terminated by the third-party lender, the Portfolio Fund may be required to liquidate investments and be forced to sell investments at unfavorable prices in order to repay outstanding borrowings. The rights of creditors to the assets of a debtor are senior to those of equity investors.

•	Convertible Securities Risk. The value of convertible securities generally declines as interest rates increase and increases as interest rates decline. A Portfolio Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities. Convertible securities are typically issued by small capitalized companies whose stock prices may be volatile. Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments. In the event of a liquidation of the issuing company, holders of convertible securities would generally be paid only after holders of any senior debt obligations.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by a Portfolio Fund is called for redemption, the Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party, which may decrease the Portfolio Fund’s return.

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•	Currency Risk. Instruments denominated in foreign currencies, if unhedged, will fluctuate with U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies. An increase in the value of the U.S. dollar compared to other currencies will reduce the effect of increases and magnify the effect of decreases in the value of foreign currencies and in the prices of instruments denominated in foreign currencies or that provide exposure to foreign currencies. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on non-U.S. dollar securities.

•	Distressed Securities Risk. An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged, troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructurings, bankruptcy reorganizations or liquidations. An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

•	Emerging Markets Risk. In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater. There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs and may be less regulated than more developed foreign markets.

•	Equity Securities Risk. The value of Equity Securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments. The Equity Securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility. Consequently, it may be more difficult to buy or sell the Equity Securities of smaller companies at an acceptable price, especially during periods of market volatility.

•	Fixed Income Securities Risk. Changes in interest rates may reduce the value of Fixed Income Securities. The longer the duration of a Fixed Income Security, the more its value typically declines in response to increases in interest rates. The value of a Fixed Income Security may also decline if an issuer defaults or if its credit quality deteriorates. In addition, the value of a Fixed Income Security may also fluctuate as a result of the market’s perception of the creditworthiness of the issuer as well as the liquidity of the fixed income market.

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High yield Fixed Income Securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

As interest rates decline, issuers may pre-pay fixed rate securities forcing investors to replace those securities with lower interest rates, thus reducing performance.

•	Focus Risk. A Portfolio Fund that invests in a particular market sector will be subject to the risks associated with that sector and may be more adversely affected by risks of that market sector than if the Portfolio Fund invested its assets across multiple market sectors.

•	Foreign Investment Risk. Foreign investments may be subject to nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties repatriating funds. Foreign investments may also be adversely affected by changes in currency exchange rates, social political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions. Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income. Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes. There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable. There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S. For example, some foreign exchanges, in contrast to domestic exchanges, are “principals’ markets” in which performance is the responsibility only of the individual member with whom the trader has entered into a contract and not of an exchange or clearing corporation. In such a case, a Portfolio Fund is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to such contracts.

•	Futures Risk. The price of an Index futures contract can be highly volatile and is dictated by a variety of factors including the value of the Index, the price at which the contract will be settled, the time remaining until the expiration date of the futures contract and the volatility of the Index.

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There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of Index futures. If a Portfolio Fund invests in Index futures at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the futures may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index futures do not offset losses incurred by the Portfolio Fund on other portfolio investments.

Changes in the liquidity of futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the futures. It is also possible that the Commodity Futures Trading Commission may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. If Index futures cannot be closed out timely due to illiquid secondary markets, losses may result.

A small investment in a futures contract may have a large impact on the performance of a Portfolio Fund as a futures contract may result in losses in excess of amounts invested. The buyer of an Index future will suffer losses, which are theoretically unlimited, as the value of the underlying Index declines. The seller of an Index future will suffer losses, which also are theoretically unlimited, as the value of the Index increases. Because of low margin deposits normally required to participate in futures position, an extremely high level of leverage is typical. As a result, a relatively small price movement in an Index futures contract may result in substantial losses to a Portfolio Fund. The market for Index futures may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of the Index futures.

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Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains. It may not be possible for an Investment Manager to hedge against a change or event at a price sufficient to protect a Portfolio Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. The success of hedging transactions is dependent on an Investment Manager’s ability to correctly predict market changes being hedged against (e.g., currency/interest rate fluctuations and fluctuations in the general securities markets) in relation to fluctuations in the value of the investments maintained by a Portfolio

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Fund. Unanticipated changes in the markets or events being hedged or the non-occurrence of events being hedged against may result in a poorer performance by the Portfolio Fund than in the absence of the implementation of a hedging strategy. Also, a hedging strategy subject to leverage may not be successful and may result in rather than limit Portfolio Fund losses.

•	Initial Public Offerings Risk. Prompt disposal of investments acquired in an initial public offering at the price at which they are valued may not be possible. Other risks include lack of trading and operating history and lack of information about the issuer. These factors may contribute to substantial price volatility for such investments. The limited number of securities available for trading in some initial public offerings may make it more difficult for a Portfolio Fund to buy or sell significant positions without an unfavorable effect on prevailing market prices. In addition, some companies participating in an initial public offering are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

•	Leverage Risk. The use of leverage by a Portfolio Fund can substantially increase the adverse impact of the risks of investing in the Portfolio Fund and can result in substantial losses to the Portfolio Fund. In particular, the leverage may result in: (i) margin calls or the imposition of interim margin requirements as markets move against investments made with borrowings and premature liquidations of investment positions; and (ii) a decrease in the value of a Portfolio Fund’s net assets if income and appreciation on investments made with borrowed funds are less than the required interest payments on borrowings.

In an unsettled credit environment, an Investment Manager may find it difficult or impossible to obtain leverage and a Portfolio Fund may not be able to successfully implement its long/short equity strategy without leverage. In addition, the termination of a loan or line of credit on short notice by the lender could result in premature liquidations of investment positions at prices below what the Investment Manager deems to be fair value for the positions.

•	Liquidity Risk. A Portfolio Fund may invest a portion of the value of its total assets in restricted securities (e.g., securities that may not be sold to the public without an effective registration statement under

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the 1933 Act) and other investments that are illiquid and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities. When registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time such Portfolio Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, such Portfolio Fund might obtain a less favorable price than the price that prevailed when such Portfolio Fund decided to sell.

Portfolio Funds may permit or require that redemptions of interests be made in-kind. Upon its withdrawal of all or a portion of its interest in Portfolio Funds, the Fund may receive securities that are illiquid or difficult to value.

•	Long/Short Equity Strategy Risk. The success of a long/short equity strategy is contingent upon an Investment Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with the highest probability of failure (short positions). Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the Equity Securities utilized to implement the strategy.

Investment Managers may utilize the following Long/Short Equity Techniques the risks of which are as follows:

Relative Value Approach Risk. The success of the Relative Value Approach is contingent upon an Investment Manager’s ability to identify pricing discrepancies amongst Equity Securities or groups of Equity Securities and to successfully implement long and short equity positions based on such discrepancies. If perceived pricing discrepancies do not materialize or if the Investment Manager fails to correctly exploit the pricing discrepancies, a substantial loss may result.

Event Driven Approach Risk. The success of the Event Driven Approach is contingent upon an Investment Manager’s ability to timely identity potential corporate events and to successfully implement long and short equity positions based on the impact that such events will have on the underlying issuers. If a predicted corporate event does not occur or does not have the impact predicted, a substantial loss may occur.

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Fundamental Long/Short Approach. The success of the Fundamental Long/Short Approach is contingent upon an Investment Manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and to successfully implement long or short equity positions in those securities based on perceived future price movements of such securities. If the Investment Manager’s perception of an equity’s valuation or its future price is incorrect, a substantial loss may result.

Directional Trading Approach Risk. The success of the Directional Trading Approach is contingent upon an Investment Manager’s ability to predict the effect of economic and political changes on the valuation of Equity Securities and to successfully implement long or short equity positions in those securities based on such predictions. If the Investment Manager’s prediction regarding the effect of economic and political changes on Equity Securities is incorrect, a substantial loss may result.

It is expected that an Investment Manager may apply approaches similar to the Long/Short Equity Techniques to implement long/short positions in Fixed Income Securities. These techniques will involve investment risks similar to those associated with the Long/Short Equity Techniques.

•	Options Risk. The price of an Index option can be highly volatile and is dictated by a variety of factors including the value of the Index, the Strike Price, the time remaining until the expiration date of the option and the volatility of the Index. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of an Index option. If a Portfolio Fund invests in Index options at inopportune times or its Investment Manager misjudges market conditions, the Portfolio Fund’s investment in the options may lower the Portfolio Fund’s return and result in a loss to the Portfolio Fund. A Portfolio Fund could also experience losses if the Index options do not offset losses incurred by the Portfolio Fund.

A small investment in an Index option may have a large impact on the performance of a Portfolio Fund as an Index option may result in losses in excess of amounts invested. The buyer of Index call and put option risks losing the entire premium paid to purchase the options. The seller (writer) of an Index call option assumes the risk of a theoretical unlimited increase in the market value of the Index above the Strike Price. The seller (writer) of an Index put option assumes

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the risk of a theoretical unlimited decline in the market value of the Index above the Strike Price. The market for Index options may be, or may suddenly become, illiquid and may result in significant, rapid and unpredictable changes in the value of Index options. If Index options cannot be closed out timely due to illiquid secondary markets, losses may result.

•	Short Selling Risk. The sale of a borrowed security, if uncovered, may result in a loss if the price of the borrowed security increases after the sale. Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities. Losses on short sales are theoretically unlimited.

•	Swap Agreements Risk. The price of a total return swap on an Equity Security or basket of Equity Securities can be highly volatile and is dictated by a variety of factors including the value of Equity Securities, the expected total return to be paid to the Receivor, fluctuations in interest rates, the volatility of the Equity Securities and the creditworthiness of the participants. There is no guarantee that an Investment Manager will be able to accurately forecast the effect of these factors on the price of such swaps.

Each Participant’s investment in the swap is subject to the Equity Risk associated with a direct investment in the Equity Securities. Since the Receivor is obligated to pay the Payor an amount equal to the decline in the value of the Equity Securities during the agreement’s term, the Receivor assumes the risk of a theoretical unlimited decrease in the market value of the securities. Similarly, since the Payor is obligated to pay the Receivor an amount based on the increase in the value of the Equity Securities during the agreement’s term, the Payor assumes the risk of a theoretical unlimited increase in the market value of the securities.

Participation in a swap agreement also involves counter-party risk and payments owed to a Portfolio Fund may be delayed or not made consistent with the terms of the swap agreement due to financial issues experienced by a counterparty. If a counter-party to a swap agreement defaults, a Portfolio Fund’s only recourse is to pursue contractual remedies against the counterparty which may be unsuccessful.

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If the Receivor is paying a floating rate, the Receivor’s payment will increase as interest rates increase and the amount due to the Payor will decrease as interest rates decrease.

•	Turnover Risk. The turnover rate within a Portfolio Fund may be significant, potentially involving substantial brokerage commissions and fees. The Fund bears its allocable share of the costs and expenses of the Portfolio Funds.